UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 30)*


                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320228109
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 11, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions) (A)
         (B)


3.       SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------
Number of                  7.       Sole Voting Power         1,795,100
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,795,100
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
        1,795,100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)     7.60%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)            OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions) (A)
         (B)


3.       SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------
Number of                  7.       Sole Voting Power         2,568,200
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,568,200
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,568,200

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   10.87%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)          OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Mildred B. Horejsi Trust

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions) (A)
         (B)


3.       SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization New York

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,922,400
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,922,400
Person With                -----------------------------------------------------
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,922,400

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)   8.14%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)          OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions) (A)
         (B)


3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------
Number of                  7.       Sole Voting Power         1,697,900
Shares Bene-
                           ---------------------------------------------------
ficially                   8.       Shared Voting Power
Owned by Each
                           -----------------------------------------------------
Reporting Person           9.       Sole Dispositive Power    1,697,900
With                       -----------------------------------------------------
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,900

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)    7.19%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)            OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions) (A)
         (B)


3.  SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,359,800
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,359,800
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,800

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)    5.76%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     John S. Horejsi Trust

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions) (A)
         (B)


3.  SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         100
Shares Bene-
                             ---------------------------------------------------
ficially                   8.       Shared Voting Power
Owned by Each
                           -----------------------------------------------------
Reporting Person
With                       9.       Sole Dispositive Power    100
                           -----------------------------------------------------
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 100

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)    0.0004%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Badlands Trust Company

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions) (A)
         (B)


3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------
Number of                  7.       Sole Voting Power
Shares Bene-
                             ---------------------------------------------------
ficially                   8.       Shared Voting Power       1,359,900
Owned by Each
                           -----------------------------------------------------
Reporting Person
With                       9.       Sole Dispositive Power
                           -----------------------------------------------------
                           10.      Shared Dispositive Power  1,359,900
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)      5.76%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)              OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions) (A)
         (B)


3.       SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------
Number of                  7.       Sole Voting Power         0
Shares Bene-
                             ---------------------------------------------------
ficially                   8.       Shared Voting Power       0
Owned by Each
                           -----------------------------------------------------
Reporting Person
With                       9.       Sole Dispositive Power    0
                           -----------------------------------------------------
                           10.      Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person     0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)     0%

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            IN

                  Amendment No. 30 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 4.  Purpose of Transaction.

                  No change except for the addition of the following:

On February 11, 2003, the Trust sent a letter to the Company indicating the Trust's intent to nominate Dr. Dean Jacobson and Joel W. Looney as directors of the Company to fill the Class II director positions that expire at the Company's 2003 annual meeting of shareholders. If, however, the litigation which is currently underway with respect to the director election of 2002 is resolved against the Company and it is determined that Dr. Jacobson and Mr. Looney were in fact elected at the 2002 annual meeting, then the Trust will nominate Stephen
C. Miller and Susan L. Ciciora as directors of the Company to fill the Class II director positions. Finally, if the By-Law Lawsuit is resolved in favor of the Company and it is determined that Dr. Jacobson and Mr. Looney were not elected at the 2002 annual meeting, then the Trust will nominate Mr. Miller and Ms.
Ciciora as directors of the Fund to fill the Class I director vacancies currently held by the Company's holdover directors. The February 11, 2003 letter is attached as Exhibit 21 and incorporated in this statement by reference.

Item 7.   Material to be Filed as Exhibits.

Exhibit 21. Letter from the Ernest Horejsi Trust No. 1B to the Company dated February 11, 2003.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003


                               /s/ Stewart R. Horejsi
                               --------------------------------------------
                               Stewart R. Horejsi



                               /s/  Stephen  C.  Miller
                              --------------------------------------------

                              Stephen C.  Miller,  as Vice  President  of
                              Badlands Trust Company, trustee of the Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B, the Mildred B. Horejsi Trust, the Stewart R. Horejsi Trust No. 2, the Susan L. Ciciora Trust, and the John S. Horejsi Trust.

EXHIBIT 21

                           ERNEST HOREJSI TRUST NO. 1B
                           C/o Badlands Trust Company
                                  614 Broadway
                                   PO Box 801
                           Yankton, South Dakota 57078

                                February 11, 2003


BY FEDERAL EXPRESS AND U.S. MAIL

First Financial Fund, Inc.
Arthur J. Brown, Secretary,
c/o Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, N.W.
Washington, DC 20036-1800

First Financial Fund, Inc.
c/o Jack Benintende
Prudential Financial Services
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102

Gentlemen:

Pursuant to Article II, Section 10 of the By-laws of First Financial Fund, Inc. (the "Fund"), the Ernest Horejsi Trust No. 1B (the "Trust"), whose address is set forth above, hereby notifies the Fund that the Trust intends to nominate Dr. Dean Jacobson and Joel W. Looney as directors of the Fund to fill the Class II director positions that expire at the Fund's 2003 annual meeting of shareholders. Dr. Jacobson's address is 4747 South Lakeshore Drive, Suite 203, Tempe, AZ 85282. Mr. Looney's address is 225 S. Santa Fe, PO Box 1495, Salina, KS 67401. Enclosed with this letter are resumes for both Dr. Jacobson and Mr. Looney. Although these nominees were interviewed by the Fund's nominating committee last year, the nominees will again make themselves available for interviews with the committee at its convenience.

The Trust will make these nominations if the litigation currently underway with respect to the director election at the 2002 annual meeting is finally resolved in favor of the Fund and it is determined that Dr. Jacobson and Mr. Looney were not elected at the 2002 annual meeting. If such litigation is resolved against the Fund and it is determined that Dr. Jacobson and Mr. Looney were in fact elected at the 2002 annual meeting, then the Trust will nominate Stephen C. Miller and Susan L. Ciciora as directors of the Fund to fill the Class II director positions. Mr. Miller's address is 1680 38th Street, Suite 800, Boulder, Colorado, 80301. Ms. Ciciora's address is 2911 Oakbrook Hills Road, Oak Brook, IL 60523. Enclosed with this letter are resumes for both Mr. Miller and Ms. Ciciora. The nominees will make themselves available for interviews with the Fund's nominating committee at its convenience.

Finally, if the litigation currently underway with respect to the director election at the 2002 annual meeting is finally resolved in favor of the Fund and it is determined that Dr. Jacobson and Mr. Looney were not elected at the 2002 annual meeting, then the Trust will nominate Mr. Miller and Ms. Ciciora as directors of the Fund to fill the Class I director vacancies currently held by the Fund's holdover directors.

The Trust's intent to make the foregoing nominations is without prejudice to the ongoing litigation with respect to the election of directors at the 2002 annual meeting.

The Trust represents to the Fund that as of the date of this notice the Trust is a shareholder of record of 100 shares of the Fund's common stock (the "Shares") represented by certificate number FF17967 and the beneficial shareholder of an additional 1,795,000 Shares and will be entitled to vote at the Meeting. The Trust further represents to the Fund that the Trust intends to be present at the Meeting in person or by proxy to nominate the above nominees each to serve as a director of the Fund.

For more than one year, the Trust has continuously owned Shares having a market value of at least $2,000 and, in addition, during this period the Trust has continuously owned more than 1% of the outstanding Shares. The Trust hereby represents to the Fund that the Trust intends to continue to own, through the date of the Meeting, Shares with a market value of at least $2,000 or at least 1% of the outstanding Shares. We are enclosing for your records a copy of Amendment No. 29 to the Statement on Schedule 13D filed by the Trust and other entities with the Securities and Exchange Commission on November 15, 2002, showing the Trust's ownership, as of a date that is more than one year prior to the date of this letter, of a total of 1,795,100 Shares, which, as indicated above, the Trust continues to hold as of the date of this letter.

This notice is submitted in reliance on the Fund's current public filings with the SEC, which indicated that two Class II directors will be elected at the Fund's 2003 meeting. If the Fund determines that it will attempt to have more than two Class II directors or two Class I directors elected at the Meeting, please notify us and the Trust will provide the Fund with the required information for any additional directors to be elected. This request is made without conceding the validity of any such action.

Please contact me at (303) 442-2156 or call our counsel at Bartlit Beck Herman Palenchar & Scott, Thomas R. Stephens, at (303) 592-3144 if you have questions. In addition, on any written response, please copy Mr. Stephens at 1899 Wynkoop, Eighth Floor, Denver, CO 80202 and the undersigned at 1680 38th Street, Suite 800, Boulder, CO 80301. Please fax a copy of any written response to the undersigned at (303) 245-0420.


Sincerely,

ERNEST HOREJSI TRUST NO. 1B
By: Badlands Trust Company, as Trustee

By: Stephen C. Miller, Vice President

/s/ Stephen C. Miller



cc:  Mr. Thomas T. Mooney (via courier)
     Mr. Stewart R. Horejsi (via facsimile)
     James H. Hulme, Esq. (via facsimile)
     Director Nominees